Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(FOURTH QUARTER OF 2017)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Yang Mingsheng

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:	Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sales of securities investment fund; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Note:	This summary of solvency quarterly report is prepared in accordance with the Regulatory Rules of Solvency of Insurance Companies (No. 1-17) issued by the China Insurance Regulatory Commission (the “CIRC”).

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: Ten thousand shares or RMB ten thousand

	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
Category	Shares or capital contribution	Percentage	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage
RMB ordinary shares	2,082,353	73.67%	—	—	—	—	2,082,353	73.67%
Overseas listed foreign shares	744,118	26.33%	—	—	—	—	744,118	26.33%

Total	2,826,471	100.00%	—	—	—	—	2,826,471	100.00%

Note:	Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. The equity and controlling relationship between the Company and its effective controller is set out below:

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign shares	251	731,924	25.90%	0
China Securities Finance Corporation Limited	State-owned shares	6,647	59,450	2.10%	0
Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	-227	5,499	0.19%	0
Hong Kong Securities Clearing Company Limited	Foreign shares	-420	2,298	0.08%	0
China International Television Corporation	State-owned shares	0	1,845	0.07%	0
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-44	1,279	0.05%	0
China National Nuclear Corporation	State-owned shares	0	1,240	0.04%	0

Total		6,207	2,749,362	97.27%	0

Note:	The figures shown in the columns of “Changes in the number of shares held by the shareholders or the amount of capital contribution during the period” and “Number of shares held by the shareholder or the amount of capital contribution as at the end of the period” in this table refer to number of shares (Unit: Ten thousand shares).

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of the A Shares of the Company in December 2006. The trading restriction period of their shares from the strategic placement was from January 9, 2007 to January 9, 2008.

3.

Industrial and Commercial Bank of China Limited is the fund depositary of Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund, and the asset trustee of China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan. Save for the above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	158,600	158,600	0	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	680,000	680,000	0	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	0	0	0	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	217,600	217,600	0	100.00%	100.00%	0.00%
10	Golden Bamboo Limited	Subsidiary	173,400	173,400	0	100.00%	100.00%	0.00%
11	Sunny Bamboo Limited	Subsidiary	163,200	163,200	0	100.00%	100.00%	0.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	173,000	173,000	0	100.00%	100.00%	0.00%
13	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	0	325,000	325,000	0.00%	99.997%	99.997%

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
14	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	0	168,000	168,000	0.00%	99.98%	99.98%
15	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	0	60,600	60,600	0.00%	99.98%	99.98%
16	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	0	60,600	60,600	0.00%	99.98%	99.98%
17	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	0	390,000	390,000	0.00%	99.998%	99.998%
18	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	14.56%	13.09%	-1.47%
19	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
20	China Guangfa Bank Co., Ltd.	Associated corporation	672,876	672,876	0	43.69%	43.69%	0.00%
21	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
22	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.82%	29.79%	-0.03%
23	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	23.08%	23.08%	0.00%
24	GLP U.S. Income Partners II	Associated corporation	322,925	322,925	0	25.25%	25.25%	0.00%
25	Sinopec Sichuan to Eastern China Gas Transmission Pipeline Co., Ltd.	Associated corporation	2,000,000	2,000,000	0	43.86%	43.86%	0.00%
26	China United Network Communications Limited	Associated corporation	0	2,182,959	2,182,959	0	10.56%	10.56%
27	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
28	RXR 1285 Holdings JV LLC	Joint venture	170,326	158,536	-11,790	51.55%	51.55%	0.00%
29	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	409,994	589,994	180,000	49.9999%	49.9999%	0.00%

Note:	The figures shown in the “Number of shares held or cost” column under items numbered 1, 4-18 and 23-29 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Mingsheng	August 1955	Master’s degree in Economics	Since May 22, 2012	Chairman, Executive Director	Bao Jian Shou Xian (2012) No. 644

Chairman of China Life Insurance (Group) Company

Chairman of China Life Property and Casualty Insurance Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Chairman of China Life Asset Management Company Limited

Chairman of China Guangfa Bank Co., Ltd.

Mr. Yang became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. He acted as the Vice Chairman of the China Insurance Regulatory Commission from 2007 to 2012.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Lin Dairen	June 1958	Bachelor’s degree in Medicine	Since October 27, 2008	Executive Director	Bao Jian Shou Xian (2008) No.1194

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Non-executive Director of China Life Pension Company Limited

Non-executive Director of China Life Asset Management Company Limited

Chairman of the China Life Foundation

Vice Chairman of the Insurance Institute of China

Vice Chairman of the Insurance Association of China

Deputy Director of the Life Insurance Committee of the Insurance Association of China

Non-executive Director of China Insurance Security Fund Co., Ltd.

Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China

Mr. Lin became an Executive Director of the Company in October 2008. He was appointed as the President of the Company by the Board in March 2014 and concurrently serves as a Non- executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an

Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014.

Xu Hengping	November 1958	Hunan University, majoring in Finance	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718		Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, and the Chief Operating Officer of the Company since August 2010.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Haifeng	May 1959	Master’s degree in Business Administration	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718	Non-executive Director of China Life Asset Management Company Limited

Mr. Xu became an Executive Director of the Company in July 2015. He has been a Non-executive Director of China Life Asset Management Company Limited since September 2015, and the Vice President of the Company since November 2014. Mr. Xu served as the Business Controller of the Company from February 2014 to November 2014, and concurrently served as the General Manager of Hebei Branch of the Company.

Yuan Changqing	September 1961	Master’s degree in Business Administration	Since February 11, 2018	Non-executive Director	Bao Jian Xu Ke (2018) No.196

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset Management Company Limited

Chairman of China Life Pension Company Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Mr. Yuan became a Non-executive Director of the Company in February 2018. He is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Liu Huimin	June 1965	Doctorate degree in Law	Since July 31, 2017	Non-executive Director	Bao Jian Xu Ke (2017) No. 897

Vice President of China Life Insurance (Group) Company

Vice Chairman of the Insurance Association of China

Executive Director of The China Center for Insurance and Social Security Research, Peking University (CCISSR)

Mr. Liu became a Non-executive Director of the Company in July 2017. He served as the Vice President of China Life Insurance (Group) Company from September 2013.
Yin Zhaojun	July 1965	Master’s degree in Public Administration	Since July 31, 2017	Non-executive Director	Bao Jian Xu Ke (2017) No. 897	Vice President of China Life Insurance (Group) Company Chairman of China Life Investment Holding Company Limited Director of China United Network Communications Limited	Mr. Yin became a Non-executive Director of the Company in July 2017. He served as the Vice President of China Life Insurance (Group) Company from October 2016. He successively served as the President of Shanxi Branch, Hebei Branch and Beijing Branch of Bank of Communications since 2011.
Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864

Independent Non-executive Director of Kerry Properties Limited

Independent Non-executive Director of China Cinda Asset Management Co., Ltd.

Independent Non-executive Director of Hua Hong Semiconductor Limited

Mr. Chang became an Independent Director of the Company in October 2014.
Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718		Mr. Pike became an Independent Director of the Company in July 2015. He served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the Listed Companies Association of the PRC

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of GF Securities Co., Ltd.

Independent Director of Suzhou Oriza Holdings Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015.
Leung Oi- Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of PetroChina Company Limited

Ms. Leung became an Independent Director of the Company in July 2016. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, and an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010. She served as an Independent Non-executive Director of Beijing Tong Ren Tang Chinese Medicine Company Limited from May 2013 to September 2017. She has been an Independent Non-executive Director of PetroChina Company Limited since June 2017.

2)	Basic Information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Miao Ping	April 1958	Correspondence College of Yangzhou University, majoring in Economics and Management	Since July 11, 2015	Chairman of the Supervisory Committee	Bao Jian Xu Ke (2015) No. 718		Mr. Miao became the Chairman of the Supervisory Committee of the Company in July 2015. He served as an Executive Director of the Company from July 2014 to May 2015 and the Vice President of the Company from December 2009 to May 2015.
Shi Xiangming	November 1959	Bachelor’s degree in Science	Since May 25, 2009	Supervisor	Bao Jian Shou Xian (2012) No.870		Mr. Shi has been a Supervisor of the Company since May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008.
Luo Zhaohui	March 1974	PhD in Finance	Since February 11, 2018	Supervisor	Bao Jian Xu Ke (2018) No. 196	Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company

Mr. Luo became a Supervisor of the Company in February 2018. He was appointed as an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group)

Company in August 2013. He was seconded to Shijiazhuang Branch of the Company in Hebei Province as the Deputy General Manager during the period from November

2013 to October 2015, and was then appointed as the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company in July 2016.

Name	Month and year of birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Cuifei	January 1964	Bachelor’s degree in Economic Management	Since July 11, 2015	Employee Representative Supervisor	Bao Jian Xu Ke (2015) No. 718

Ms. Wang became a Supervisor of the Company in July 2015. She served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014 and served as the General Manager of the Customer Services Department of the

Company from September 2014 to February 2018. Ms. Wang became the General Manager of the Labor Union Department of the Company in January 2018.

Song Ping	June 1964	Bachelor’s degree in Arts	Since March 15, 2018	Employee Representative Supervisor	Bao Jian Xu Ke (2018) No. 331		Mr. Song became a Supervisor of the Company in March 2018. He has been the General Manager of the Administration Office of the Company since January 2017. From 2006 to 2017, he successively served as an Assistant to the General Manager of the Development and Reform Department, an Assistant to the General Manager of Beijing Branch, the Deputy General Manager of the Legal and Compliance Department, the Deputy General Manager of the Human Resources Department, and the General Manager of the E-Commence Department of the Company.

3)	Basic Information of the Senior Management of the Head Office

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Board Secretary since June 2017, as Vice President since November 2014 and as Chief Actuary since March 2012	Vice President, Board Secretary, Chief Actuary	Bao Jian Xu Ke (2014) No. 918 Bao Jian Xu Ke (2017) No. 664 Bao Jian Shou Xian (2012) No.187

Special Executive Director of the Insurance Institute of China

Executive Director of the China Association of Actuaries

Chief Actuary of China Life Pension Company Limited

Member of China National Master of Insurance Education Supervisory Committee

Mr. Li became the Board Secretary of the Company in June 2017, the Vice President of the Company in November 2014 and the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and successively served as the Deputy Director, the Director, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department.
Zhao Lijun	July 1963	EMBA for the senior management	As Financial Controller since November 2016, and as Vice President since July 2016	Vice President, Financial Controller	Bao Jian Xu Ke (2016) No. 717 Bao Jian Xu Ke (2016) No. 1148

Director of China Life Asset Management Company Limited

Director of China Life Franklin Asset Management Company Limited

Director of Sino-Ocean Group Holding Limited

Director of Chongqing International Trust Inc.

Director of China Guangfa Bank Co., Ltd.

Mr. Zhao has been the Financial Controller of the Company since November 2016. He became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. He successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company from 2012 to 2014. From 2003 to 2012, he successively served as the Assistant to the General Manager and the General Manager of the Finance Department of the Company, the Deputy General Manager of the Shandong Branch of the Company, and the General Manager of the Legal and Compliance Department.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xiao Jianyou	September 1968	Double Bachelor’s degrees in Medicine and Law	October 2016	Vice President	Bao Jian Xu Ke (2015) No. 757	Non-executive Director of China Life Property and Casualty Insurance Company Limited Director of China Life Insurance Sales Company Limited	Mr. Xiao became the Vice President of the Company in October 2016. He has been an Assistant to the President of the Company since July 2015. He has been a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He has been the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch. From 2006 to 2013, he successively served as the Marketing Director, Assistant to the General Manager and Deputy General Manager of the Jiangsu Branch, and the Deputy General Manager and General Manager of the Taizhou Branch in Jiangsu Province.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Zhao Peng	April 1972	Double Master’s degrees in Business Administration and Economics	March 2018	Vice President	Bao Jian Xu Ke (2017) No. 1202		Mr. Zhao became the Vice President of the Company in March 2018. He has been an Assistant to the President of the Company since October 2017 and the General Manager of Zhejiang Branch of the Company since January 2015. From 2014 to 2015, he had successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief and an Assistant to the General Manager of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Ruan Qi	July 1966	EMBA for the senior management	Refer to the notes	Vice President	Subject to approval of the CIRC	Guest Professor of the Beijing University of Posts and Telecommunications	Mr. Ruan became the Chief Information Technology Officer of the Company in October 2016. He has been the General Manager (at the general manager level of provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014.
Zhan Zhong	April 1968	Bachelor’s degree in Engineering	August 2017	Marketing Director			Mr. Zhan became the Marketing Director of the Company in August 2017. He has been the General Manager of the Personal Insurance Division of the Company (at the general manager level of provincial branches) since July 2014. Mr. Zhan served as the Deputy General Manager (responsible for daily operation), and General Manager of the Company’s Qinghai Branch from 2013 to 2014. He successively served as the Deputy General Manager (responsible for daily operation) and General Manager of the Personal Insurance Division of the Company from 2009 to 2013.

Name	Month and year of birth	Academic qualification (degree)	Commencement month and year	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Hong	February 1967	EMBA for the senior management	March 2018	Operating Director

Ms. Yang became the Operation Director of the Company in March 2018. She has been the General Manager of the Operation Service Center of the Company since January 2018. Ms. Yang successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department and the General Manager (at the general manager level of the provincial branches) of the Business Process Management Department of the Company from 2011 to 2018.

Notes:

1.	All information set forth in this table is as of the disclosure date of this report, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

2.	During the reporting period and as at the date of this report:

(1)	Following the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CIRC, Mr. Yuan Changqing has been appointed as a Director of the Company with effect from February 11, 2018.

(2)	Following the election at the First Extraordinary General Meeting 2017 of the Company and upon the approval by the CIRC, Mr. Luo Zhaohui has been appointed as a Supervisor of the Company with effect from February 11, 2018. Following the election at the sixth extraordinary meeting of the second session of the Employee Representative Meeting of the Company and upon the approval by the CIRC, Mr. Song Ping has been appointed as a Supervisor of the Company with effect from March 15, 2018.

(3)	With the approval given at the nineteenth meeting of the fifth session of the Board of Directors of the Company, Mr. Zhao Peng was appointed as the Vice President of the Company with effect from March 2, 2018, Mr. Ruan Qi was appointed as the Vice President of the Company and his qualification as the Vice President of the Company is subject to the approval of the CIRC, and Ms. Yang Hong was appointed as the Operation Director of the Company with effect from March 2, 2018.

(4)	Resignation and retirement of Directors, Supervisors and Senior Management

Name	Previous Position	Gender	Date of Birth	Term	Reason for Changes
Wang Sidong	Non-executive Director	Male	December 1961	July 24, 2012 – January 12, 2018	Resigned due to adjustment of work arrangements

Xiong Junhong	Supervisor	Female	December 1968	October 20, 2014 – February 23, 2018	Resigned due to adjustment of work arrangements

Li Guodong	Employee Representative Supervisor	Male	April 1965	August 31, 2017 – January 2, 2018	Resigned due to adjustment of work arrangements

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	He Zheng

Office Phone Number:	010-63631371

Fax Number:	010-66575722

E-mail:	c-rossinfo@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	45,201,321.00	45,215,849.00
Core solvency ratio	277.61%	278.31%
Comprehensive solvency surplus	45,212,058.28	46,246,541.87
Comprehensive solvency ratio	277.65%	282.37%
Gross written premiums	6,197,471.98	10,402,417.33
Net profit	615,288.99	1,405,669.57
Net asset	31,848,446.04	32,014,607.70

Note:	Gross written premiums, net profit and net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the third quarter of 2017) was A Category.

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Admitted assets	285,679,393.43	283,028,598.60
Admitted liabilities	215,017,079.41	211,423,996.40
Actual capital	70,662,314.02	71,604,602.20
Core tier one capital	69,872,419.73	69,794,752.33
Core tier two capital	779,157.01	779,157.00
Supplementary tier one capital	10,737.28	1,030,692.87
Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	26,171,274.35	26,076,467.00
Minimum capital for life insurance risk	5,535,634.20	5,729,038.39
Minimum capital for non-life insurance risk	448,176.17	426,302.34
Minimum capital for market risk	25,448,263.48	25,669,125.70
Minimum capital for credit risk	4,706,084.94	4,402,520.43
Quantitative risk diversification effect	5,817,363.03	5,695,888.98
Loss absorption effect of special types of insurance contracts	4,149,521.41	4,454,630.88
Minimum capital for control risk	-721,018.61	-718,406.67
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	25,450,255.74	25,358,060.33

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and based on the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CIRC conducts assessment on our IRR on a quarterly basis. The results of our IRR in the recent two quarters (being the third and second quarter of 2017) were both A Category.

6.	RISK MANAGEMENT

The CIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. Based on an unified arrangement of the CIRC, Beijing Bureau of the CIRC conducted an on-site inspection on the solvency risk management of the Company in the fourth quarter of 2016. According to the “Notice Concerning the 2016 SARMRA Assessment Results” (Cai Kuai Bu Han [2017] No. 202) issued by the Financial and Accounting Department of the CIRC, the Company got a score of 85.51 in the 2016 assessment on solvency risk management. In particular, the Company got a score of 18.24 in the foundation and environment of risk management, a score of 8.85 in the objectives and tools of risk management, a score of 8.98 in insurance risk management, a score of 9.22 in market risk management, a score of 8.69 in credit risk management, a score of 7.93 in operational risk management, a score of 8.94 in strategic risk management, a score of 6.53 in reputational risk management, and a score of 8.15 in liquidity risk management. According to the “CIRC Notice Concerning Issues Regarding 2017 SARMRA Assessment” (Bao Jian Cai Kuai [2017] No. 156), the CIRC did not conduct SARMRA assessment on the Company in 2017, and therefore, the Company continues to calculate the minimum capital for control risk based on the 2016 SARMRA assessment results.

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	-6,346
Comprehensive liquidity ratio	—
Comprehensive liquidity ratio within 3 months	164%
Comprehensive liquidity ratio within 1 year	332%
Comprehensive liquidity ratio within 1-3 years	-276%
Comprehensive liquidity ratio within 3-5 years	-1452%
Comprehensive liquidity ratio beyond 5 years	26%
Overall liquidity coverage of the Company	—
Stressed scenario 1	2432%
Stressed scenario 2	2065%

Notes:

1.	Actual net cash flow refers to the net cash flow of the Company actually occurred during the reporting period;

2.	Comprehensive liquidity ratio	=	Expected total cash inflow of existing assets	x 100%;
Expected total cash outflow of existing liabilities

3.	Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows. Pursuant to the requirements of the “No. 12 Solvency Regulatory Rules for Insurance Companies: Liquidity Risk” and the relevant regulations, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CIRC had adopted any significant regulatory measures against the Company.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, March 22, 2018

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie